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Follow-Up Materials

04012500

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of Fukuoka Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED FEB 09 2004 THOMSON FINANCIAL

FILE NO. 82- 1117 FISCAL YEAR 3-31-02

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DAT : 2/6/04


福岡銀行

The Bank of Fukuoka, Ltd.

Annual Report 2002

PROFILE

The Bank of Fukuoka, Ltd., is one of Japan's top regional banks and maintains the leading position in its home market of Fukuoka Prefecture and the greater Kyushu region in western Japan.

With a management philosophy of contributing to the development of its home market and taking an enterprising approach to offer clients superior-quality financial services, the Bank of Fukuoka is committed to being a bank that is well trusted and liked by the people in the communities it serves.

The Bank of Fukuoka is proud of its efforts to continually make major contributions to the further development of its home market economy and society by accurately addressing the increasingly diverse and sophisticated needs of clients.

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended March 31, 2002 and 2001 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	Millions of yen		Millions of U.S. dollars (Note 1)
	2002	2001	**2002**
For the Year:			
Total income	**¥ 172,334**	¥ 211,217	**$ 1,293**
Total expenses	**140,431**	343,310	**1,053**
Income (loss) before income taxes and minority interests	**31,903**	(132,092)	**239**
Net income (loss)	**18,515**	(76,727)	**138**
At Year-End:			
Deposits	**¥5,965,509**	¥5,807,264	**$44,769**
Loans and bills discounted	**4,850,762**	4,751,488	**36,403**
Securities	**1,236,918**	1,045,761	**9,282**
Total assets	**6,741,525**	6,583,923	**50,593**
Total stockholders' equity	**295,479**	289,752	**2,217**
Capital ratio (%) (Note 3)	**9.48%**	8.96%	
	Yen		U.S. dollars (Note 1)
Per Share Data:			
Net income (loss):			
Basic	**¥ 29.25**	¥ (121.34)	**$ 0.219**
Diluted	**26.22**	—	**$ 0.196**

Notes: 1. The U.S. dollar amounts represent translations of Japanese yen at ¥133.25=US$1.00, the exchange rate on March 31, 2002.
2. The years stated in the text are for the fiscal year, which runs from April 1 of the previous year through March 31.
3. Capital ratios are based on domestic standards.

NON-CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended March 31, 2002 and 2001 The Bank of Fukuoka, Ltd.

	Millions of yen		Millions of U.S. dollars (Note 1)
	2002	2001	**2002**
For the Year:			
Total income	**¥ 167,969**	¥ 193,421	**$ 1,260**
Total expenses	**136,431**	325,706	**1,023**
Income (loss) before income taxes	**31,536**	(132,284)	**236**
Net income (loss)	**18,392**	(76,835)	**138**
At Year-End:			
Deposits	**¥5,974,964**	¥5,814,825	**$44,840**
Loans and bills discounted	**4,853,466**	4,754,339	**36,423**
Securities	**1,236,895**	1,046,044	**9,282**
Total assets	**6,737,226**	6,578,663	**50,560**
Total stockholders' equity	**294,211**	288,570	**2,207**
Capital ratio (%) (Note 3)	**9.40%**	8.88%	
	Yen		U.S. dollars (Note 1)
Per Share Data:			
Net income (loss):			
Basic	**¥ 28.97**	¥ (121.04)	**$ 0.217**
Diluted	**25.99**	—	**0.195**
Cash dividends applicable to the year	**5.00**	5.00	**0.037**

Notes: 1. The U.S. dollar amounts represent translations of Japanese yen at ¥133.25=US$1.00, the exchange rate on March 31, 2002.
2. The years stated in the text are for the fiscal year, which runs from April 1 of the previous year through March 31.
3. Capital ratios are based on domestic standards.

A MESSAGE FROM THE PRESIDENT



Kiyoshi Teramoto, President

Business Environment

In fiscal 2002, ended March 31, 2002, competition in Japan's financial sector reached a new level, as megabanks were reorganized, the influx of companies from non-financial sectors continued and further progress in its deregulation was made. To ensure its ability to provide a speedy and appropriate response to its customers' needs in such an environment, in April 2000, the Bank of Fukuoka, Ltd. launched its "New Century Plan" effective through March 2003. The aim of this medium-term business plan is to build a strong financial foundation by ensuring the soundness of the Bank's assets and strengthening its profitability.

In 2001, in the midst of its extended economic recession, Japan experienced its first deflationary economy since the post-WWII era. In April 2001 the government announced an emergency economic package, followed by a "Reform Schedule" in September, a "Front-Loaded Reform Program" in October and, in February 2002, an antideflation package. In each of these, a final solution of the financial sector's bad-debt problem is given first priority.

In its statement of accounts for fiscal 2001, the Bank declared its intention to resolve the problem of bad debts by greatly increasing its loan-loss reserves. In view of the increasing debate over the final resolution of bad debts, taking into account the prolonged recession and rising deflation, the Bank changed the method for evaluating the value of collateral and has adopted stricter criteria for self-assessments of assets. This enabled the Bank to achieve an upturn in profitability in fiscal 2002, when it posted record highs of ¥44.9 billion in core banking profit and ¥18.4 billion in net income, on a non-consolidated basis.

In fiscal 2003, the final year of the New Century Plan, the Bank's target is to achieve ¥48.0 billion in core banking profit and ¥19.0 billion in net income, on a non-consolidated basis.

Issues for fiscal 2003 — the final year of the New Century Plan

As for the New Century Plan, in fiscal 2001, the starting year of the plan, a segment-based sales system was implemented, in order to play a pivotal role in the business promotion of the Bank. In fiscal 2002, the plan's "cruising" period, the Bank strengthened its profit structure. In the year beginning April 2002, the plan's final fiscal year, the Bank is going to fully utilize the new infrastructures and to refine the various measures as part of an overall finishing phase.

In October 2001, a "Project for Strategic Reallocation of Resources" was launched to accelerate the New Century Plan. The aim of the project is simultaneously to strengthen the Bank's sales capabilities and cost-competitiveness. This involves a comprehensive review of the allocation of resources in order to enhance the quality of the Bank's customer services, which will be accompanied by major cost-reductions, as part of a continuing commitment to improving the Bank's competitiveness.

In this way, the Bank aims to enhance the quality of services for customers by the steady implementation of the various measures of the New Century Plan.

Achieving Sound Assets

In its statement of accounts for fiscal 2001, the Bank of Fukuoka greatly increased its loan-loss reserves in a radical move to eliminate its bad debts.

This helped the Bank support the restructuring efforts of regional companies and promote the removal of bad debts from the balance sheets. The Bank intends to speed up the processing of bad debts by using a system that enables it to use its consulting capabilities to help improve the management of struggling companies.

Regional Commitment

In addition to sound management, it is going to be increasingly necessary for financial institutions to have a strong profitability based on a sound sales strategy.

As a regional financial institution, the Bank of Fukuoka's mission is to continue to contribute to the development of the region by striving to further strengthen its profit-generating capabilities and financial structure and continuing to improve its management efficiency, in order to provide high-quality financial services that customers know they can always rely on.

Kiyoshi Teramoto

Kiyoshi Teramoto, President

STRATEGIC INITIATIVES

Project for Strategic Reallocation of Resources

With the partial removal of deposit insurance that took place this fiscal year, and regional financial institutions moved forward with reorganization, accelerating the pace of change in the business environment, increasing attention is being paid to the trustworthiness of such institutions. A bank's trustworthiness is based on the solidity of its financial health and the strength of its profitability. The Bank is currently implementing a medium-term business plan, the New Century Plan, the aim of which is to ensure the Bank's soundness and strengthen its profitability. With the New Century Plan in its final year, a Project for Strategic Reallocation of Resources has been launched to accelerate the implementation of several of the plan's measures and to provide a transition to the next medium-term business plan.

The goal of the new project is to strengthen the Bank's sales strategy and profitability through a review and redeployment of the full range of management resources, meaning personnel, materiel and funds.

A key part of this involves the restructuring of the sales organization. Efforts are being made to streamline work procedures by raising Headquarter productivity and centralizing sales-related tasks at Headquarters, and Headquarter staff are being reassigned to branch offices to boost the strategic strength of sales operations and improve the quality of customer services. Efficient investment in systems, branches and property will help to keep costs down.

The target set for the project is a reduction of ¥5.0 billion in corporate overhead expenses, decreasing the Bank's OHR (overhead ratio) to the 50% level by fiscal 2003 on a non-consolidated basis.

Restructuring Headquarter Operations

The aim of the current restructuring of the Headquarters is twofold: to streamline its operation through a consolidation of functions, and to improve productivity by rethinking the Headquarter paradigm. Specifically, a thorough review of examination procedures and the work of the planning section will be carried out and used as a basis to trim the number of Headquarter employees from the current 580 to 430 in order to strengthen branch sales capabilities.

The advances and diversification that have taken place in the banking business have increased the complexity of the Headquarter organization. This will be replaced by a simpler organization that uses an integrated one-stop support system for training and support of branches, expediting the customer support services provided by branches.

Restructuring the Branch Network

The restructuring of the branch network has three components: raising the efficiency of operations; restructuring the sales system; and reviewing branch functions and locations. Personnel made available by the restructuring of the Headquarters are being reassigned to branches, and the system of organizing branches on a block basis is being strengthened to speed up business operations implemented by all blocks. To improve and speed up customer services, branches are being given the authority to make decisions relating to their business. The network of branches and channels is being reviewed with the aim of making banking services more accessible to customers by, for example, expanding loan-center operations and initiating services using ATMs located in convenience stores.

The Bank's Disposal of Bad Debts

One of the targets of structural reforms aimed at reviving the Japanese economy is the simultaneous resolution of the bad debt problem of financial institutions and the elimination of excessive corporate debt. The government's emergency economic package, along with other such measures, has sought ways of achieving this goal. One proposal calls for the final disposal (that is, the elimination) of bad debts by having banks write off such debts.

Taking into consideration Japan's protracted recession and first deflationary trend in the postwar era, the Bank decided to implement a major increase in the amount of its loan-loss reserves in its statement of accounts for the fiscal year ended March 31, 2001. To do this, the Bank changed the method it uses to estimate the value of collateral and adopted stricter criteria for assessing the value of its assets.

As part of its mission as a regional financial institution, the basic stance of the Bank has been to support local companies' reconstruction efforts and to provide a menu of feasible reconstruction support services, while at the same time constantly improving the soundness of its assets. From the fiscal year starting April 2002, the major increase in its loan-loss reserves will provide the Bank with leverage in these endeavors.

Regarding loans to companies that have since gone bankrupt, the Bank is concentrating on reducing the balance of bad debt by measures that include recovering funds through the sale of real estate held as collateral and by selling off nonperforming assets.

Based on the asset disclosure criteria of the Financial Reconstruction Law (FRL), problem assets as of March 31, 2002, amounted to ¥448.8 billion, a decrease of ¥89.1 billion compared to the preceding year. The balance of bankrupt, quasi-bankrupt and doubtful assets stood at ¥340.1 billion, ¥97.7 billion less than the preceding year through the sale of bankrupt assets, improvements in the business conditions of borrowers and other such measures. The general reserve for possible loan losses was ¥61.5 billion, and the specific reserve for possible loan losses was ¥164.5 billion.

A total of 85.6% of problem assets disclosed under the FRL are covered by collateral, guarantees and reserves, which is deemed sufficient at this time.

With respect to details, coverage comprised reserves, collateral and guarantees, with reserves exceeding half of the coverage, indicating a high level of stability.

Looking ahead, the Bank intends to continue to focus on providing an expedited response to support local companies' reconstruction efforts.

Simultaneously, the Bank is strengthening its examination system and upgrading its credit-risk-management system to prevent the emergence of any new bad debts.

Compliance

Long recognizing that trustworthiness is a bank's biggest asset, the Bank of Fukuoka has established a compliance system and is rigorously enforcing it.

Specifically, the Bank has created a system by which the Compliance Office—the central coordinating body—works jointly with the other divisions in checking to ensure that procedures are being conducted in accordance with legal requirements and social norms. The Compliance Office also conducts in-house seminars to provide employees with a thorough understanding of the code of conduct governing their behavior set out in the Compliance Manual.

There is also a Compliance Committee that includes outside lawyers and certified public accountants. The committee carries out evaluations of the compliance system arrangements, conducts periodic checks and revises its compliance program each fiscal year, as part of its ongoing task of improving the Bank's compliance-related organizational structure and internal rules.

Risk Management

At the Bank of Fukuoka, management objectives are to maintain the Banks financial soundness and to improve profitability. To ensure a proper balance between these objectives, the Bank is strengthening its risk management in the following ways.

Risk Management System

In view of the critical importance of risk management, the Bank's board of directors establishes a basic set of risk management rules, and formulates risk management policies for each fiscal year's management policies.

Under these rules and policies, departmental responsibilities are determined for each risk category, providing risk management at the individual work operation level.

Credit Risk

The Bank works to ensure the health of its primary asset—its loan portfolio—through a basic credit policy specifying fundamental guidelines for loan financing and through strict loan management and accurate assessments of borrower creditworthiness. By gathering a wide variety of credit information on potential corporate borrowers, using advanced financial analysis systems to determine the soundness of individual companies, and monitoring industry trends, we gain a clear understanding of the financial soundness of borrowers.

Moreover, special sections were established and oversee an integrated credit-risk-management system which includes credit ratings for borrowers, self-assessment, loan provisions, and disclosure. We are developing ways to better qualify credit risk for more sophisticated lending operations.

Market Risk

The board of directors establishes market risk management policies and rules, which form the basis for managing risk related to market operations.

Risk positions and limits are set based on the Bank's profitability and its ability to manage the risks involved. Exposure limits are reviewed about every six months.

In the market operations, the Funds & Securities Group and Trading Department handle and execute market transactions as a front office. The Treasury Risk Management Group handles risk management as a middle office. The Treasury Administration Group handles back office administration. The three sections are completely separate, providing a system of mutual checks.

In line with its focus on strengthening the risk management system, the Treasury Risk Management Group calculates risks, monitors the state of compliance with rules, provides the group executive with a daily report of trading activities and a monthly report on banking transactions. Periodically, it also provides the Asset and Liability Management (ALM) Committee and the board of directors with reports.

Detailed management of market risk is carried out using a variety of tools and techniques, including the joint use of Value-at-Risk (VaR) and Basis Point Value (BPV) methodologies. VaR is a measure of potential maximum loss, based on a given probability. The Bank uses a 10-BPV measure that indicates the degree of increase or decrease in the value of the item concerned that will take place for each 0.1% movement in interest rates.

The Bank assesses and manages the VaR and 10-BPV of interest rate risk involved in the trading of securities, derivatives and other financial instruments as well as for deposits and loans and bills discounted of the domestic and international sectors.

Utilizing its ALM system, the Bank uses the VaR methodology to measure maximum potential losses, based on a Monte Carlo simulation of 1,000 different interest-rate fluctuation scenarios.

VaR and other such methodologies are used to provide comprehensive assessment of risk, including risk arising from fluctuations in the price of shares.

Risk from the trading of bonds is strictly controlled by imposing limitations that ensure that any losses do not exceed a prescribed percentage of the Bank's stockholders' equity.

Liquidity Risk

The Bank of Fukuoka views liquidity risk as a major concern. The board of directors formulates policies and rules relating to the management of liquidity risk. This includes classifying cash flow conditions into normal, concerned, and crisis categories and establishing appropriate responses. For emergencies, a manual is being compiled that sets out action plans for managing liquidity risk.

To prevent liquidity risk from becoming excessive, risk management is implemented on a daily basis by placing limits on daily fund procurement amounts and other such measures. Each month the Treasury Risk Management Group provides the ALM Committee with a report relating to the state of the Bank's cash flow management and compliance with prescribed limits, and periodically provides the board of directors with reports.

Administrative Risk

All operations can be affected by this type of risk. As such, the Bank is using various measures to reduce administrative risk.

To provide an appropriate response in the case of banking operations, which are becoming increasingly diversified and complex, the Bank is moving to proactively reduce administrative risk by enhancing equipment and system capabilities and making extensive use of computer systems to strengthen check functions. Also, efficiency is being improved by using the Headquarters to centralize the administration of branches.

To improve branch office operations, systems are being introduced to computerize rules and regulations. This will provide an overall enhancement of work rules. The Bank is also holding training seminars organized by sector and personnel rank, and is conducting executive educational programs under which the various Headquarter divisions provide branch offices with guidance and advice.

To proactively prevent problems arising, the Audit Division routinely conducts on-the-spot inspections of branches and Headquarter divisions, and runs checks to ensure that the work is being properly performed and administered. The Bank is strengthening the implementation of an office administration system under which branch offices conduct an internal examination each month to verify the standard of office management.

Systems Risk

The financial services provided by the Bank are controlled by its mainframe system, so ensuring the stable operation of the system receives high priority. This is accomplished in a number of ways.

To ensure the continued operation of the system even in the event of a major earthquake or other such large-scale disaster, there are two mainframes, one located in the Fukuoka Center and the other located in the Hiroshima Center. This system was jointly developed by the Bank of Fukuoka and Hiroshima Bank. Even if one mainframe goes down, the other will keep operating. This doubling up has also been extended to the communication lines linking the centers with branch offices and ATMs, and to the computers used to provide customers with financial services and details of deposits and loans, providing another layer of system operating security.

The privacy of customers' data is protected by advanced encryption techniques and measures to prevent leakage of information and device technologies that block unauthorized access. Further security is provided by the rigorous administration of strict security policies.

Contingency plans have been prepared for emergencies, and Bank employees are trained in what to do in such situations.

Looking to the future, as information technology becomes more and more advanced and networks continue to expand, systems risk modes are expected to become more diverse and sophisticated. For its part, the Bank will continue to make every effort to ensure the security of its systems.

Computer System Alliance with the Hiroshima Bank

The development of the integrated computer system for joint use by the Bank of Fukuoka and the Hiroshima Bank was made possible by the strong leadership shown by both banks. The main parts of the computer system, including the accounts system, went into operation, on schedule, in January 2002.

In June 2002, with start of operation of the international system and the loan support system, all of the major joint systems were in operation.

Every effort will be made to ensure the Hiroshima Bank's Integrated Computer System goes into full-scale operation in January 2003, the final phase.

Since January 2002, operation of the Bank's joint computer system has been contracted out to IBM Japan. After the Hiroshima Bank system goes into operation in January 2003, IBM Japan will handle system operations for both banks.

PERFORMANCE AND OUTLOOK (NON-CONSOLIDATED)

Financial Environment

In the first half of fiscal 2002, the outlook for the Japanese economy become increasingly clouded by the effects of the global IT recession and weak consumer spending that reflected the protracted lack of job security. In the second half, the pace of Japan's economic downturn slowed somewhat, as companies completed their IT-related inventory adjustments and robust consumer spending gave the U.S. economy a boost that had the effect of improving the international economy. However, the domestic economy could not achieve any recovery under its own power.

Financial Performance

Against the backdrop of the removal of deposit insurance in April 2002, on a year-on-year basis, deposits from individual customers increased ¥175.0 billion and deposits from corporate customers increased ¥56.6 billion. As a result, total deposits, excluding negotiable certificates of deposit, increased ¥231.6 billion, to ¥5,795.6 billion (US$43,494 million) at the end of fiscal 2002. There was little demand for capital, so the Bank of Fukuoka focused on boosting lending to regional businesses and individual customers. The effect of these efforts was a year-on-year increase of ¥39.4 billion in business loans and an increase of ¥59.7 billion in loans to individuals, most of which were housing loans. Thus, total loans made to individuals and corporate customers amounted to ¥4,853.5 billion (US$36,423 million), ¥99.2 billion more than the previous year.

To improve profitability, the Bank made vigorous efforts to increase fund management efficiency, expand corporate fund procurement and increase its fee-based business, and at the same time continued to implement rationalization measures at all levels. Also, in the preceding fiscal year the Bank was quick to factor in the effect that the protracted recession and the onset of deflation would have on its borrowers, and therefore greatly increasing its loan-loss reserves. These moves helped the Bank to achieve a great reduction in its credit costs during the fiscal year under review. As a result, net income increased ¥95.2 billion year on year, to ¥18.3 billion (US$138 million). Thus, the Bank was able to achieve a sharp recovery in profits and its highest net income ever.

Future Issues

With the major banks continue to merge, it is absolutely essential to build a sound and healthy financial structure in order to be able to respond to the dizzying pace of change in the management environment.

Based on its New Century Plan, the medium-term business plan launched in April 2000, the Bank has been concentrating on improving results and strengthening its management structure in order to build a strong business system able to adapt to an era of megacompetition. In this, the final fiscal year of the New Century Plan which will be used to provide the overall finishing touches, the Bank is focusing on the implementation of the Project for Strategic Reallocation of Resources, the aim of which is to simultaneously strengthen the Bank's profitability and cost-competitiveness as part of a more sales-oriented restructuring of the Bank's business model. Currently, the Bank is conducting a comprehensive review of the allocation of management resources.

In the fiscal year ending March 2003, which also marks the conclusion of the plan, it is estimated that based on further progress made with respect to increasing management efficiency and strengthening profitability and risk management, the Bank will post a net income of around ¥19.0 billion.

FINANCIAL REVIEW (NON-CONSOLIDATED)

Years ended March 31, 2002 and 2001 The Bank of Fukuoka, Ltd.

Earnings Performance

	Millions of yen	
	2002	2001
Net interest income	**¥105,163**	¥106,904
Net fees and commissions	**15,481**	13,722
Net trading income	**95**	118
Net other operating income	**(633)**	(71)
Gross banking profit	**120,106**	120,675
Expenses	**75,490**	77,152
Transfer to general reserve for possible loan losses	**(7,391)**	34,515
Net banking profit	**¥ 52,007**	¥ 9,007

	Millions of yen				
	2002	2001	2000	1999	1998
Total income	**¥167,969**	¥193,421	¥178,793	¥207,194	¥246,669
Income (loss) before income taxes	**31,536**	(132,284)	8,565	10,280	10,320
Net income (loss)	**18,392**	(76,835)	5,290	4,537	4,113

Capital Ratio

	Millions of yen	
(Domestic Standard)	**2002**	2001
Tier I	**¥ 215,569**	¥ 200,127
Tier II	**146,014**	147,670
Deducted items	**202**	202
Total capital (A)	**¥ 361,382**	¥ 347,595
Risk-adjusted assets:		
On-balance-sheet items	**¥3,743,961**	¥3,793,811
Off-balance-sheet items	**97,750**	117,258
Total (B)	**¥3,841,712**	¥3,911,070
Capital ratio (A)/(B) (%)	**9.40%**	8.88%

Reserve for Possible Loan Losses

	Millions of yen				
	2002	2001	2000	1999	1998
Reserve for possible loan losses:					
General reserve	**¥ 61,530**	¥ 68,921	¥34,310	¥30,932	¥13,602
Specific reserve	**164,596**	198,318	64,801	64,021	60,744
Reserve for loans to specific overseas countries	**136**	173	111	251	–
Total	**¥226,262**	¥267,413	¥99,223	¥95,205	¥74,346

Risk-Monitored Loans

	Millions of yen	
	2002	2001
Loans to borrowers in bankruptcy (A)	**¥ 43,725**	¥ 60,012
Delinquent loans (B)	**292,325**	366,295
Loans past due for three months or more (C)	**606**	98
Restructured loans (D)	**107,691**	99,586
Total (E = A + B + C + D)	**444,348**	525,993
Total loans and bills discounted (F)	**¥4,853,466**	¥4,754,339
Risk-monitored loans as a percentage of total loans and bills discounted (E/F) (%)	**9.15%**	11.06%
Balance of reserve for possible loan losses (G)	**¥ 199,108**	¥ 224,287
Reserve ratio (G/E) (%)	**44.80%**	42.64%
Guarantees and collateral (H)	**¥ 181,109**	¥ 224,581
Coverage ratio (G + H/E) (%)	**85.56%**	85.33%

Notes: 1. Risk-Monitored Loans are disclosed based on the standards under the Banking Law of Japan. As all loans are disclosed irrespective of amounts covered by collateral or guarantees, the disclosed amount should not be construed as representing an amount that is wholly unrecoverable.

2. (A) Loans to borrowers in bankruptcy: Nonaccrual loans to borrowers in legal bankruptcy

(B) Delinquent loans: Nonaccrual loans other than loans to borrowers in bankruptcy and restructured loans

(C) Loans past due for three months or more: Loans on which payments of principal or interest have been in arrears for three months or more, but do not meet the criteria for loans to borrowers in bankruptcy and delinquent loans

(D) Restructured loans: Loans which have been restructured to support the rehabilitation of certain borrowers who are encountering financial difficulties, with the intention of ensuring recovery of the loans by providing easier repayment terms for the borrowers, and are not classified in any of the above categories

Problem Assets Based on Financial Reconstruction Law Standard

	Millions of yen				
	Year ended March 31, 2002				
	Balance	Guarantees and collateral	Reserve for possible loan losses	Amount covered	Coverage ratio
	(A)	(B)	(C)	(D=B+C)	(E=D/A)(%)
Bankrupt and quasi-bankrupt assets	**¥156,177**	**¥ 55,521**	**¥100,656**	**¥156,177**	**100.0%**
Doubtful assets	**183,957**	**102,313**	**63,641**	**165,954**	**90.2**
Substandard assets	**108,736**	**24,615**	**37,469**	**62,084**	**57.1**
Total	**¥448,871**	**¥182,449**	**¥201,766**	**¥384,216**	**85.6%**

	Millions of yen				
	Year ended March 31, 2001				
	Balance	Guarantees and collateral	Reserve for possible loan losses	Amount covered	Coverage ratio
	(A)	(B)	(C)	(D=B+C)	(E=D/A)(%)
Bankrupt and quasi-bankrupt assets	¥168,382	¥ 61,709	¥106,672	¥168,382	100.0%
Doubtful assets	269,381	144,278	91,646	235,924	87.6
Substandard assets	100,114	19,448	34,142	53,591	53.5
Total	¥537,878	¥225,437	¥232,460	¥457,898	85.1%

Notes: Based on Article 6 (1998 Law, Number 132) of the "Law Related to Emergency Measures for Financial Reconstruction," for the assessment of such balance sheet items as securities lent, loans, foreign exchange, accrued income and suspense payment in other assets, and customers' liabilities and acceptances and guarantees, the quality of these assets was categorized as follows on the basis of the financial condition and operating performance of the obligor.

1. *Bankrupt and Quasi-Bankrupt—This refers to claims or items corresponding to claims against obligors under bankruptcy due to such reasons as bankruptcy, company reorganization, and composition.*

2. Doubtful—This refers to claims against obligors that are not yet in bankruptcy but have experienced deterioration in financial condition and operating performance and concerning which there is a high probability of contractual defaults in principal and interest payments.

3. Substandard—This refers to loans past due three months or more and restructured loans.

4. Normal—This refers to claims against obligors that are experiencing no particular problems with financial conditions or operating performance and excluding claims in the three previous categories.

NON-CONSOLIDATED FIVE-YEAR SUMMARY

Years ended March 31 The Bank of Fukuoka, Ltd.

	Millions of yen				
	2002	2001	2000	1999	1998
Income:					
Interest on loans and bills discounted	**¥101,719**	¥109,119	¥114,263	¥119,170	¥121,411
Interest and dividends on securities	**30,380**	28,411	33,455	47,725	55,068
Total income	**167,969**	193,421	178,793	207,194	246,669
Expenses:					
Interest on deposits	**7,849**	16,057	19,069	33,564	47,218
General and administrative expenses	**76,930**	77,506	78,147	77,532	78,274
Total expenses	**136,431**	325,706	170,228	196,913	236,348
Income (loss) before income taxes	**31,536**	(132,284)	8,565	10,280	10,320
Net income (loss)	**18,392**	(76,835)	5,290	4,537	4,113
Assets:					
Loans and bills discounted	**4,853,466**	4,754,339	4,855,752	5,120,002	5,226,766
Securities	**1,236,895**	1,046,044	948,582	847,997	1,033,968
Foreign exchange assets	**2,994**	4,123	3,469	4,232	4,904
Total assets	**6,737,226**	6,578,663	6,502,195	6,750,542	6,877,234
Liabilities:					
Deposits	**5,974,964**	5,814,825	5,718,888	5,729,517	5,764,232
Foreign exchange liabilities	**242**	192	363	277	211
Total liabilities	**6,443,015**	6,290,092	6,164,615	6,417,675	6,626,844
Stockholders' equity:					
Common stock	**58,658**	58,658	58,657	57,365	57,365
Capital surplus and legal reserve	**83,116**	83,116	81,797	77,192	76,562
Voluntary reserve and retained earnings	**75,128**	59,939	140,791	141,674	116,461
Total stockholders' equity	**294,211**	288,570	337,580	332,866	250,389
Capital ratio (%)	**9.40%**	8.88%	10.75%	10.64%	–
	yen				
Per Share:					
Net income (loss):					
Basic	**¥ 28.97**	¥ (121.04)	¥ 8.35	¥ 7.20	¥ 6.52
Diluted	**25.99**	–	7.80	6.75	6.27
Cash dividends applicable to the year	**5.00**	5.00	5.00	5.00	5.00
Stockholders' equity	**463.53**	454.62	531.83	528.25	397.36

Note: Capital ratios have been calculated on domestic standards since 2000. The ratio for 1999 is calculated on international standards.

CONSOLIDATED BALANCE SHEETS

March 31, 2002 and 2001 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2002	2001	2002
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Assets			
Cash and due from banks (Note 17)	**¥ 269,558**	¥ 372,414	**$ 2,022**
Call loans and bills bought (Note 8)	**160,768**	199,692	**1,206**
Monetary receivables bought	**4,886**	958	**36**
Trading assets (Note 1(c))	**38,618**	24,164	**289**
Money held in trust (Note 3)	**1,801**	17,455	**13**
Securities (Notes 1(d), 4, 8 and 14)	**1,236,918**	1,045,761	**9,282**
Loans and bills discounted (Notes 5 and 8)	**4,850,762**	4,751,488	**36,403**
Foreign exchange assets (Note 6)	**2,994**	4,123	**22**
Other assets (Note 8)	**67,353**	66,596	**505**
Premises and equipment (Notes 7 and 8)	**147,657**	149,868	**1,108**
Deferred tax assets (Note 14 and 15)	**81,350**	87,986	**610**
Excess of net assets acquired over cost	**49**	67	**0**
Customers' liabilities for acceptances and guarantees (Note 13)	**109,838**	135,193	**824**
Reserve for possible loan losses (Note 1(g))	**(231,033)**	(271,049)	**(1,733)**
Reserve for losses on investments	**—**	(797)	**—**
Total assets	**¥6,741,525**	¥6,583,923	**$50,593**
Liabilities , minority interests and stockholders' equity			
Liabilities			
Deposits (Note 8)	**¥5,965,509**	¥5,807,264	**$44,769**
Call money and bills sold	**48,410**	17,047	**363**
Borrowed money (Note 9)	**55,072**	54,967	**413**
Foreign exchange liabilities (Note 6)	**242**	192	**1**
Bonds payable (Note 10)	**26,650**	24,780	**200**
Convertible bonds (Note 10)	**47,417**	47,417	**355**
Other liabilities	**149,699**	156,554	**1,123**
Reserve for employees' retirement benefit (Note 11)	**1,107**	5,601	**8**
Reserve for possible loan losses on loans sold (Note 12)	**—**	2,790	**—**
Deferred tax liabilities on land revaluation account (Note 7 and 15)	**39,754**	39,961	**298**
Acceptances and guarantees (Note 13)	**109,838**	135,193	**824**
Total liabilities	**6,443,702**	6,291,771	**48,357**
Minority interests	**2,342**	2,399	**17**
Stockholders' equity			
Common stock	**58,658**	58,658	**440**
Capital surplus	**36,913**	36,913	**277**
Land revaluation account (Note 7 and 15)	**55,327**	55,615	**415**
Retained earnings (Note 21)	**123,830**	108,226	**929**
Net unrealized gains of securities (Note 14 and 15)	**21,662**	31,236	**162**
Total	**296,392**	290,650	**2,224**
Less treasury stock	**(912)**	(898)	**(6)**
Total stockholders' equity	**295,479**	289,752	**2,217**
Total liabilities , minority interests and total stockholders' equity	**¥6,741,525**	¥6,583,923	**$50,593**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, 2002 and 2001 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2002	2001	2002
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Income			
Income from funds under management:			
Interest on loans and bills discounted	**¥ 102,045**	¥ 109,760	**$ 765**
Interest and dividends on securities	**30,415**	28,438	**228**
Interest on call loans and bills bought	**1,117**	1,589	**8**
Interest on receivables under resell	**0**	—	**0**
Interest on due from banks	**2,429**	1,594	**18**
Interest on others	**1,032**	942	**7**
Trust fees	**2**	2	**0**
Fees and commissions	**22,297**	20,657	**167**
Trading income	**95**	122	**0**
Other operating income	**4,294**	20,909	**32**
Other income	**8,602**	27,199	**64**
Total income	**172,334**	211,217	**1,293**
Expenses			
Cost of fund-raising:			
Interest on deposits	**7,844**	16,047	**58**
Interest on call money and bills sold	**888**	1,056	**6**
Interest on borrowed money	**1,673**	2,592	**12**
Interest on bonds payable	**1,611**	1,433	**12**
Interest on convertible bonds	**521**	521	**3**
Interest on others	**19,020**	13,866	**142**
Fees and commissions	**5,346**	5,065	**40**
Trading expenses	**—**	3	**—**
Other operating expenses	**1,220**	17,256	**9**
General and administrative expenses	**80,029**	79,601	**600**
Other expenses	**22,276**	205,865	**167**
Total expenses	**140,431**	343,310	**1,053**
Income (loss) before income taxes and minority interests	**31,903**	(132,092)	**239**
Provision for income taxes: (Note 15)			
Current	**468**	12,097	**3**
Deferred	**12,818**	(67,536)	**96**
	13,286	(55,439)	**99**
Minority interests	**99**	73	**0**
Net income (loss) (Note 16)	**¥ 18,515**	¥ (76,727)	**$ 138**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended March 31, 2002 and 2001 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2002	2001	2002
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Common stock			
Balance at beginning of year	¥ 58,658	¥ 58,657	$ 440
Conversion of convertible bonds	—	1	—
Balance at end of year	**¥ 58,658**	¥ 58,658	**$ 440**
Capital surplus			
Balance at beginning of year	¥ 36,913	¥ 36,912	$ 277
Conversion of convertible bonds	—	0	—
Balance at end of year	**¥ 36,913**	¥ 36,913	**$ 277**
Land revaluation account			
Balance at beginning of year	¥ 55,615	¥ 56,332	$ 417
Adjustment for the statutory tax rate change	—	193	—
Transfer to retained earnings	**288**	524	**2**
Balance at end of year	**¥ 55,327**	¥ 55,615	**$ 415**
Retained earnings			
Balance at beginning of year	¥ 108,226	¥ 185,892	$ 812
Transfer from land revaluation account	**288**	524	**2**
Increase due to exclusion of subsidiary from consolidation	—	1,748	—
Net income (loss)	**18,515**	(76,727)	**138**
Appropriations:			
Cash dividends paid	**(3,164)**	(3,161)	**(23)**
Bonuses to directors and statutory auditors	—	(50)	—
Decrease due to exclusion of subsidiary from consolidation	**(35)**	—	**(0)**
Balance at end of year	**¥ 123,830**	¥ 108,226	**$ 929**
Net unrealized gains on securities			
Balance at beginning of year	¥ 31,236	¥ —	$ 234
Net changes during the year	**(9,574)**	31,236	**(71)**
Balance at end of year	**¥ 21,662**	¥ 31,236	**$ 162**
Treasury stock			
Balance at beginning of year	¥ (898)	¥ —	$ (6)
Net charge during the year	**(14)**	(898)	**(0)**
Balance at and of year	**¥ (912)**	¥ (898)	**$ (6)**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2002 and 2001 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2002	2001	2002
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	¥ 31,903	¥ (132,092)	$ 239
Depreciation of premises and equipment	4,244	4,214	31
Depreciation of lease assets	—	8,762	—
Depreciation of excess of net assets acquired over cost	13	13	0
Equity in earnings of affiliates	(3)	(2)	(0)
Net change in reserve for possible loan losses	(40,015)	165,539	(300)
Net change in reserve for losses on investments	(797)	1,053	(5)
Net change in reserve for possible losses on loans sold	(2,790)	(604)	(20)
Net change in reserve for employee retirement benefit	(4,493)	1,827	(33)
Interest income	(137,042)	(142,325)	(1,028)
Interest expenses	31,559	35,518	236
Net (gain) loss related to securities transactions	16,651	(2,128)	124
Net (income) loss from money held in trust	287	(200)	2
Net exchange (gain) loss	(26)	(3,253)	(0)
Net loss from disposition of premises and equipment	498	1,032	3
Net change in trading assets	(14,454)	(18,703)	(108)
Net change in loans and bills discounted	(99,273)	68,298	(745)
Net change in deposits	230,608	(19,168)	1,730
Net change in negotiable certificates of deposit	(72,865)	133,442	(546)
Net change in borrowed money (exclude subordinated borrowed money)	(2,895)	(2,021)	(21)
Net change in deposits with banks	76,940	(112,711)	577
Net change in call loans	38,923	(63,494)	292
Net change in call money	31,363	(6,178)	235
Net change in pledged money for securities lending transactions	(1,071)	40,582	(8)
Net change in foreign exchange assets	1,129	(654)	8
Net change in foreign exchange liabilities	50	(171)	0
Interest received	135,875	137,295	1,019
Interest paid	(38,011)	(49,148)	(285)
Bonuses to directors and statutory auditors	—	(50)	—
Other, net	(15,415)	(585)	(115)
Subtotal	170,891	44,085	1,282
Income taxes paid	(6,937)	(12,693)	(52)
Net cash provided by operating activities	163,954	31,391	1,230
Cash flows from investing activities:			
Payments for purchases of securities	(508,878)	(678,444)	(3,818)
Purchases of equity investments in a subsidiary	—	(10)	—
Proceeds from sale of securities	103,050	156,912	773
Proceeds from redemption of securities	202,428	494,201	1,519
Proceeds from decrease in money held in trust	15,366	296	115
Payments for purchases of premises and equipment	(2,251)	(3,376)	(16)
Proceeds from sale of premises and equipment	547	895	4
Proceeds from sales of equity of subsidiary resulting exclusion from consolidation	—	2,588	—
Net cash used in investing activities	(189,736)	(26,937)	(1,423)
Cash flows from financing activities			
Proceeds from issuance of subordinated borrowed money	3,000	—	22
Repayment of subordinated borrowed money	—	(6,000)	—
Dividends paid	(3,164)	(3,161)	(23)
Dividends paid for minority	(3)	(2)	(0)
Payments for purchase of treasury stock	(35)	—	(0)
Proceed from sale of treasury stock	20	1	0
Net cash used in financing activities	(183)	(9,162)	(1)
Effect of exchange rate changes on cash and cash equivalents	51	115	0
Net decrease in cash and cash equivalents	(25,914)	(4,593)	(194)
Cash and cash equivalents at beginning of year	(225,123)	229,722	(1,689)
Decrease due to exclusion of subsidiaries from consolidation	—	(5)	—
Cash and cash equivalents at end of year (Note 17)	¥ 199,208	¥ 225,123	$ 1,494

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying consolidated financial statements of The Bank of Fukuoka, Ltd. ("the Bank") and subsidiaries have been compiled from the consolidated financial statements prepared by the Bank as required under the Securities and Exchange Law of Japan and have been prepared in accordance with accounting principles and practices generally accepted in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

b. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Bank and all companies controlled directly or indirectly by the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank does not have any companies over which the Bank exercises significant influence in terms of their operating and financial policies.

Differences between the cost and the underlying net equity at fair value of investments in subsidiaries at the date of acquisition is amortized over a period of 5 years on a straight-line basis.

c. Trading Assets and Liabilities

Trading account transactions are transactions in which profit opportunities arise from the differences between different markets and short-term movements in rates and other indices, including interest rates, currency exchange rates, and dealing in marketable securities. These transactions are included in the consolidated balance sheet as of the respective trading dates.

"Trading assets" and "Trading liabilities" are valued as follows: securities and monetary assets are valued at market price at the balance sheet date; futures, options and other derivative transactions are valued on the assumption that they were settled at the balance sheet date.

d. Securities

Other securities whose current value can be estimated are stated at the market value at the fiscal year end and other non-marketable securities are stated at cost or amortized cost computed by moving-average method.

Unrealized gains and losses on securities available for sale are included in stockholder's equity, net of income taxes.

Securities included in Money held in trust are stated at the same method as descried above.

In prior year, securities transactions with repurchase or resale agreements of domestic consolidated banking subsidiaries were recorded as a purchase or sale transaction. Effective this fiscal year, these transactions are recorded as cash lending or borrowing and recorded in "Receivables under resale agreements" or "Payables under repurchase agreements." There was no balance at March 31, 2002.

e. Derivative transactions

In the same manner as for transactions for trading purposes, the mark-to-market method is also applied to the valuation of derivatives transactions.

f. Premises and Equipment

Depreciation for buildings and equipment is computed using the declining-balance method at rates principally based on the following estimated useful lives:

Buildings	3 years to 60 years
Equipment and furniture	2 years to 20 years

Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method for over the estimated useful lives of 5 years.

g. Reserve for possible loan losses

The reserve for possible loan losses is provided in accordance with the policies regarding write-offs and reserve standards developed by the Bank. A reserve for possible loan losses is provided, as described below, pursuant to the Bank's internal rules for self-assessment of asset quality and for providing reserves for possible credit losses:

For loans to borrowers who are classified as substantially bankrupt or who are bankrupt in the formal legal sense, a reserve is provided based on the amount remaining after deduction of the amount of collateral considered disposable and an estimate of amounts recoverable under guarantees.

For loans to borrowers who, although not actually bankrupt in the legal sense, have experienced serious management difficulties and whose failure is imminent, a reserve is provided after an assessment of the borrower's solvency. The provision represents the amount considered uncollectible after deduction of the amount of collateral considered disposable and an estimate of the amounts recoverable under guarantees.

A reserve for loans to specific foreign borrowers (including the reserve for losses on overseas investments provided pursuant to Article 55-2 of the Special Taxation Measures Law) is provided based on the amount of estimated losses arising from the changes in the political and economic situation of their respective countries.

h. Reserve for employee retirement benefits

Reserve for employee retirement benefits, which is provided for the future pension payment to employees, is recorded at the amount accrued at the end of the fiscal year, based on the projected benefit obligation and the estimated pension plan asset amounts at the end of the current fiscal year. Prior Service Liabilities and actuarial gains or losses are amortized mainly as follows:

- Prior Service Liabilities are charged to profit / loss at the time of occurrence.
- Actuarial gains or losses are recognized as income or expenses from the following fiscal year under the straight-line method over the average remaining service period of the current employees.

i. Foreign currency accounts

Assets and liabilities denominated in foreign currencies, are translated into Japanese yen at the exchange rates at the balance sheet dates.

In prior year, domestic consolidated banking subsidiaries had adopted "New Foreign Currency Transactions Accounting Standards," in accordance with the "Tentative Auditing Treatment for the continuing adoption of 'New Foreign Currency Transactions Accounting Standards' in Banking Industries" (JICPA April 10, 2000). Effective this fiscal year, domestic consolidated banking subsidiaries adopt the accounting prescribed in "Opinion Concerning the Amendment of Accounting Standards for Foreign Currency Transactions" (Business Accounting Deliberation Council, October 22, 1999), excluding the accounting applied based on "Tentative Accounting and Auditing Treatment relating to Adoption of 'Accounting for Foreign Currency Transactions for Banks" (JICPA Industry Audit Committee Report No. 20). This change have no effect on "Ordinary profit" and "Income before income taxes and minority interests".

Fund swap transactions were accounted as follows based on JICPA Industry Audit Committee Report No.20:

Principal amounts of lending / borrowing transactions are translated into yen using the exchange rates in effect at the end of the fiscal year and the net amount is recorded on the balance sheet.

Differences arising from different exchange rates applying to the first (spot) and second (forward) legs, are recognized as gains or losses on an accrual basis for the period from the first leg to the second leg.

Fund swap transactions are originated for the purpose of lending and borrowing in different currencies, where (1) the notional amounts of lending and borrowing are equal to the amounts of foreign exchange purchased or sold as a spot transaction and (2) the amounts of future payment for and proceed from borrowing and lending, respectively, with the contractual interest payment or receipt denominated in foreign currency, are equal to the amounts of foreign exchange purchased or sold as a forward transaction.

Currency swap transactions, in which the transactions are (1) originated for the purpose of lending and borrowing in different currencies, (2) amounts payable / receivable at the maturity date are equal to amounts receivable / payable at the contract date and (3) the swap rates applied to principal and interest are rational, were accounted for as follows based on JICPA Industry Audit Committee Report No. 20 (These currency swap transactions include transactions that renew one currency's equivalent amount of principal on every payment day of interest, using the current exchange rate of the day.) :

- Principal amounts of Lending / borrowing transactions are translated into yen using the exchange rates in effect at the end of the fiscal year and the net amount is recorded on the balance sheet.
- Interest is recognized as gains or losses on an accrual basis for the period from the date of the first leg to the second leg.

j. Leases

Noncancelable lease transactions are accounted for as operating leases (whether such leases are classified as operating leases or finance leases), except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

k. Hedge accounting

The Bank applies the macro-hedge method in its hedge accounting. By using derivative transactions, this method allows for comprehensive management of interest rate risk associated with a large number of financial assets and liabilities, such as loans and deposits. To those the risk adjustment approach (set forth in the industry audit committee report No.15 "Temporary treatment for accounting and auditing application of accounting standard for financial instruments in banking industry" issued by the JICPA) is applied, the Bank utilizes deferred hedges in its account treatment. Also, the Bank evaluates the effectiveness of a hedges by whether or not the amount of risk associated with the derivative transaction(used as a method of risk adjustment) is kept within parameters established in the Bank's risk management policy and whether or not the interest rate risks targeted by the hedge are in fact reduced.

Deferred hedges based on one-to-one hedges are applied to certain assets and liabilities of the Bank.

The net amount of profit / loss or revaluation differences resulting from the hedge method is booked as a deferred hedge loss in other assets. The total amount of aforementioned deferred hedge loss before netting was ¥19,040 million and the total amount of deferred hedge profits was ¥623 million.

l. Income taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

m. Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of such financial period. The accounts for that period do not, therefore, reflect such appropriations. See Note 21.

n. Cash and cash equivalents

Cash and cash equivalents consist of cash and deposits with central bank which are included in "Cash and cash due from banks" in the consolidated balance sheets.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥133.25 = U.S.$1, the approximate rate of exchange on March 31, 2002, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at that rate or any other rate.

3. Money Held in Trust

Money held in trust included unrealized income (loss) amounting to ¥35 million and ¥44 million for the years ended March 31, 2002 and 2001, respectively.

4. Securities

Securities at March 31, 2002 and 2001 were as follows:

	(Millions of yen)	
	2002	2001
National government bonds	**¥ 397,798**	¥ 425,083
Local government bonds	**47,039**	27,917
Corporate bonds	**26,854**	138,508
Share stocks	**89,403**	106,307
Other securities	**432,821**	347,975
Total	**¥1,236,918**	¥1,045,761

Information regarding marketable securities classified as other securities at March 31, 2002 is as follows:

	(Millions of yen)		
	Acquisition cost	Carrying value	Net unrealized gain
Listed securities:			
Stock	¥ 59,858	¥ 80,443	¥ 20,585
Bonds	696,774	705,924	9,154
Others	359,943	367,395	7,452
Subtotal	¥1,116,576	¥1,153,768	¥ 37,191

Sales of securities classified as other securities amounted to ¥101,134 million with aggregate gain and loss of ¥244 million and ¥404 million, respectively, for the year ended March 31, 2002.

The redemption schedule for securities with maturity dates classified as other securities at March 31, 2002 is summarized as follows:

	(Millions of yen)			
	1 year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Bonds	¥ 89,640	¥ 577,190	¥ 11,447	¥ 36,413
Others	35,318	177,844	202,952	15,830
Total	¥124,959	¥ 755,034	¥ 214,400	¥ 52,244

Information regarding marketable securities classified as other securities at March 31, 2001 is as follows:

	(Millions of yen)		
	Acquisition cost	Carrying value	Net unrealized gain
Listed securities:			
Stock	¥ 67,816	¥ 96,532	¥ 28,716
Bonds	570,625	583,836	13,210
Others	268,130	279,873	11,742
Subtotal	¥ 906,572	¥ 960,242	¥ 53,669

Sales of securities classified as other securities amounted to ¥160,833 million with aggregate gain and loss of ¥6,785 million and ¥494 million, respectively, for the year ended March 31, 2001.

The redemption schedule for securities with maturity dates classified as other securities at March 31, 2001 is summarized as follows:

	(Millions of yen)			
	1 year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Bonds	¥ 165,248	¥ 413,971	¥ 12,288	¥ —
Others	27,109	145,649	172,339	2,145
Total	¥ 192,357	¥ 559,621	¥184,627	¥ 2,145

5. Loans and Bills Discounted

Loans and bills discounted at March 31, 2002 and 2001 included the following loans:

	(Millions of yen)	
	2002	2001
Loans to borrowers in bankruptcy	**¥ 43,772**	¥ 60,058
Delinquent loans	**292,467**	366,437
Loans past due for three months or more	**606**	98
Restructured loans	**107,691**	99,586
Total	**¥ 444,537**	¥526,182

Loans are generally placed on nonaccrual status when the ultimate collectibility of either the principal or interest becomes doubtful because payments have been in arrears for a certain period or due to other reasons. Loans to borrowers in bankruptcy represent nonaccrual loans to borrowers in legal bankruptcy as defined in the Corporation Tax Law. Delinquent loans represent nonaccrual loans other than loans to borrowers in bankruptcy and restructured loans.

Loans past due for three months or more represent loans on which payments of principal or interest have been in arrears for three months or more, but do not meet the criteria for loans to borrowers in bankruptcy and delinquent loans.

Restructured loans are loans which have been restructured to support the rehabilitation of certain borrowers who are encountering financial difficulties, with the intention of ensuring recovery of the loans by providing easier repayment terms for the borrowers (such as by reducing the rate of interest or by providing a grace period for the payment of principal/interest, etc.), and are not classified in any of the above categories.

Total face value of commercial bills and bills of exchange acquired through discounting amounted to ¥116,035 million and ¥145,766 million at March 31,2002 and 2001, respectively.

Line-of-credit agreements relating to overdrafts and loans are agreements which oblige the Bank to lend funds up to a certain limit agreed in advance. The Bank makes the loan upon the request of an obligor to draw down funds under such a loan agreement as long as there is no breach of the various terms and conditions stipulated in the relevant loan agreement. The unused line-of-credit balance relating to these overdrafts and loan agreements at Mach 31, 2002 and 2001 amounted to ¥1,668,631 million and ¥1,561,558 million, respectively. The amount related to overdrafts and loans with a term of one year or less or overdrafts and loans which permit unconditional cansellation at any time was ¥1,665,081 million at March 31, 2002.

In many cases, the term of a line-of-credit agreement runs its course without any loan ever being drawn down and the unused loan commitment will not necessarily affect future cash flows of the Bank and its subsidiaries. Conditions are included in certain loan agreements which allow the Bank and subsidiaries either to decline the request for a loan to be draw down or to reduce the agreed-upon limit amount where there is due cause to do so, such as when there is a change in the borrower's financial condition, or when it is necessary to do so in order to protect the Bank's and subsidiaries' credit. The Bank and its subsidiaries take various measures to protect their credit. Such measures include having the borrower pledge collateral to the Bank and subsidiaries in the form of real estate, securities, etc. upon signing the loan agreement or, in accordance with the Bank's established internal procedures, confirming the borrower's financial condition, etc. at regular intervals after signing and, where necessary, amending the conditions of the agreement.

6. Foreign Exchange Assets and Liabilities

Foreign exchange assets and liabilities at March 31, 2002 and 2001 consisted of the followings:

	(Millions of yen)	
	2002	2001
Assets		
Due from foreign banks	**¥ 639**	¥ 633
Foreign exchange bills bought	**237**	715
Foreign exchange bills receivable	**2,117**	2,774
Total	**¥ 2,994**	¥ 4,123
Liabilities		
Due to foreign banks	**¥ 37**	¥ 0
Foreign exchange bills sold	**193**	189
Foreign exchange bills payable	**11**	1
Total	**¥ 242**	¥ 192

7. Premises and Equipment

Land utilized for the Bank's business activities was revalued at March 31, 1998 on the basis prescribed in the Law Concerning the Revaluation of Land. The income tax effect on the difference between the book value and the revalued amount has been presented under liabilities as "Deferred tax liabilities on land valuation account" and the remaining balance has been presented under stockholders' equity as "Land valuation account" in the accompanying consolidated balance sheets.

8. Pledged Assets

Assets pledged as collateral for deposits of ¥37,330 million and ¥30,860 million at March 31, 2002 and March 31, 2001, respectively, were as follows:

	(Millions of yen)	
	2002	2001
Securities	**¥ 175,047**	¥135,447

In addition, securities totaling ¥234,657 million and ¥198,607 million were pledged as collateral for settlement of exchange and other or as variation margin at March 31, 2002 and 2001, respectively.

Premises and equipment included ¥2,492 million of guarantee money and deposits. Other assets included ¥10 million of deposit for clearing house.

9. Borrowed money

Borrowed money at March 31, 2002 and 2001 included subordinated borrowings amounting to ¥43,000 million and ¥40,000 million, respectively.

10. Bonds payable and convertible bonds

Bonds payable at March 31, 2002 and 2001 represented unsecured 6.275% bonds, payable in U.S. dollars, due 2004.

Convertible bonds at March 31, 2002 and 2001 represented unsecured 1.1% subordinated convertible bonds, payable in yen, due 2007, which, unless previously redeemed, are convertible at any time up to and including September 28, 2007 into shares of common stock of the Bank at the option of the holders at a conversion price of ¥559 per share at March 31, 2002. Under the provisions of the issue, the conversion price is subject to adjustments in certain cases which include stock splits.

11. Retirement benefit plans

The Bank and subsidiaries have defined benefit plans, i.e., welfare pension fund plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheet as of March 31, 2002 and 2001 for the Bank's and the subsidiaries' defined benefit plans:

	(Millions of yen)	
	2002	2001
Retirement benefit obligation	**¥(95,876)**	¥(94,733)
Plan assets at fair value	**77,070**	78,255
(Assets held by retirement benefit trust)	**29,827**	28,391
Unfunded retirement benefit obligation	**(18,805)**	(16,477)
Unrecognized actuarial loss	**21,024**	10,876
Unrecognized prior service cost	**(3,326)**	(−)
Reserve for employees' retirement benefits	**¥ (1,107)**	¥ (5,601)

The government-sponsored portion of the benefits under the welfare pension fund plans has been included in the amounts shown in the above table.

The components of retirement benefit expenses for the year ended March 31, 2002 are outlined as follows:

	(Millions of yen)	
	2002	2001
Service cost	**¥ 2,756**	¥ 2,994
Interest cost	**2,726**	2,725
Expected return on plan assets	**(2,738)**	(1,891)
Expense for prior service cost	**(5,462)**	—
Expense for net actuarial loss	**1,087**	—
Amortization of net retirement benefit obligation at transition	**—**	22,027
Retirement benefit expenses	**¥ (1,630)**	¥25,906

The assumptions used in the accounting for the above plans were as follows:

	2002	2001
(a) Discount rate:	**2.5%**	3.0%
(b) Expected return on plan assets	**3.5%**	3.5%

12. Reserve for possible losses on loans sold

The reserve for possible losses on loans sold is provided against possible future losses after consideration of the value of the collateral of the loans sold to the Cooperative Credit Purchasing Company, Limited.

13. Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are included in this account. As a contra account, "Customers' liabilities for acceptances and guarantees" is shown on the assets side, which represents the Bank's right of indemnity from the applicants.

14. Net unrealized gains on securities

Net unrealized gains on securities at March 31, 2002 and 2001 consisted of the followings:

	(Millions of yen)	
	2002	2001
Gross unrealized gains on securities classified as other securities	**¥ 37,191**	¥ 53,669
Deferred tax liabilities applicable to unrealized gains	**15,550**	22,439
Unrealized gains on securities, net of the applicable income taxes before adjustment for minority interests	**21,641**	31,229
Minority interests	**(21)**	(6)
Net unrealized gains on securities classified as other securities	**¥ 21,662**	¥ 31,236

15. Income Taxes

Income taxes applicable to the Bank and subsidiaries comprise corporation, enterprise and inhabitants' taxes, which, in the aggregate, resulted in statutory tax rates of 41.8 percent for 2002 and 2001.

The significant components of the deferred tax assets and liabilities as of March 31, 2002 and 2001 were as follows:

	(Millions of yen)	
	2002	2001
Deferred tax assets:		
Reserve for possible loan losses	**¥ 85,469**	¥ 98,666
Reserve for employees retirement benefits	**12,309**	14,631
Depreciation of securities	**4,096**	–
Depreciation expenses	**1,827**	2,049
Other	**2,588**	4,610
	106,291	119,957
Deferred tax liabilities:		
Unrealized gain on securities	**15,550**	22,439
Retirement benefit trust	**8,727**	9,243
Reserve for special depreciation	**394**	287
Other	**267**	–
Net deferred tax assets	**¥ 81,350**	¥ 87,986

With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, April 1, 2000) ("the metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross banking profit.

On October 18, 2000, the Bank filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. The Bank won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in the Bank's favor, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to the Bank advance tax payments of ¥14 million and also awarded to the Bank damages of ¥10 million. On March 29, 2002 the metropolitan government lodged an appeal with the Tokyo High Court against the decision.

It is the opinion of the Bank that the metropolitan ordinance is both unconstitutional and illegal. The Bank has asserted this opinion in the courts and the matter is still in litigation. The fact that during this term the Bank has applied the same treatment as in the previous term, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because the Bank has deemed it appropriate at this stage to continue with same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of the Bank either of the constitutionality or of the legality of the metropolitan ordinance.

With the implementation of the municipal ordinance, enterprise taxes relating to banks in Tokyo were recorded in Other Expenses in the amounts of ¥44 million in the previous term, and ¥37 million this term. As a result, these was a respective decrease in Ordinary Profit as compared with the previous standards under which enterprise taxes were levied on income. Moreover, there was a decrease in Current Income Tax Expenses of ¥21 million in the previous term as compared with the previous standards under which enterprise taxes were levied on income. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects there was a decrease in Deferred Tax Assets of ¥106 million as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. These was also a decrease in Deferred Tax Liabilities on Land Reevaluation of ¥53 million, and an increase in the Reevaluation Reserve for Land, Net of Taxes and Net Unrealized Gains / Losses on Securities Available for Sale, Net of Taxes of ¥53 million and ¥20 million, respectively.

With the implementation of the "Municipal Ordinance regarding the imposition of enterprise taxes though external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.131, June 9, 2000) ("the municipal ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross banking profit.

On April 4, 2002 the Bank filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance.

It is the opinion of the Bank that the municipal ordinance is both unconstitutional and illegal. The Bank has asserted this opinion in the Osaka District Court and the matter is still in litigation. The fact that during this term the Bank has applied the treatment accounting for enterprise taxes through external standards taxation on banks in Osaka in accordance with the municipal ordinance, is because the Bank has deemed it appropriate at this stage to apply the same accounting treatment to Osaka as to Tokyo. This accounting treatment does not constitute in any way an admission on the part of the Bank either of the constitutionality or of the legality of the municipal ordinance.

With the implementation of the municipal ordinance, enterprise taxes relating to banks in Osaka were recorded in Other Expenses in the amounts of ¥15 million. As a result, there was a decrease in Ordinary Profit of the same amount as compared with the previous standards under which enterprise taxes were levied on income. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in Deferred Tax Assets of ¥45 million as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. There was also a decrease in Deferred Tax Liabilities on Land Revaluation of ¥22 million, and an increase in the Revaluation Reserve for Land, Net of Taxes and Net Unrealized Gains / Losses on Securities Available for Sale, Net of Taxes of ¥22 million and ¥8 million respectively.

16. Net (Loss) Income per Share

Net (loss) income per share for the years ended March 31, 2002 and 2001 was as follows:

	(yen)	
	2002	2001
Net (loss) income per share:		
Basic	**¥ 29.25**	¥ (121.34)
Diluted	**26.22**	—

Basic (loss) income per share is computed based on the weighted average number of shares of common stock outstanding during of the year.

Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the diluted potential of common shares to be issued upon the convertible bonds.

17. Supplementary Cash Flow Information

a) Reconciliation of cash and cash equivalents

The reconciliation of cash and cash due from banks in the consolidated balance sheet to cash and cash equivalents at March 31, 2002 and 2001 were as follows:

	(Millions of yen)	
	2002	2001
Cash and due from banks	**¥ 269,558**	¥ 372,414
Interest-earning deposits with other banks	**(70,350)**	(147,290)
Cash and cash equivalents	**¥ 199,208**	¥ 225,123

b) Major non-cash transactions

The major non-cash transactions during the years ended March 31, 2002 and 2001 were as follows:

	(Millions of yen)	
	2002	2001
Increase in common stock due to conversion of convertible bonds	**¥ —**	¥ 1
Increase in capital surplus due to conversion of convertible bonds	**—**	0
Decrease in convertible bonds due to conversion	**¥ —**	¥ 2

18. Leases

a) Lessees' Accounting

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased assets as of March 31, 2002 and 2001, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance lease transactions currently accounted for as operating leases:

	(Millions of yen)	
	2002	2001
Equipment:		
Acquisition costs	**¥ 19,489**	¥ 15,657
Accumulated depreciation	**9,247**	7,505
Net book value	**¥ 10,242**	¥ 8,151

Lease payments relating to finance lease transactions accounted for as operating leases amounted to ¥3,684 million and ¥1,728 million for the years ended March 31, 2002 and 2001, respectively. The depreciation expense of the leased assets computed by the straight-line method over the respective lease terms and the interest expense portion included in the lease payments amounted to ¥3,108 million and ¥546 million, respectively, for the year ended March 31, 2002, and ¥1,342 million and ¥305 million, respectively, for the year ended March 31, 2001.

Future minimum lease payments subsequent to March 31, 2002 for finance lease transactions accounted for as operating leases are summarized as follows:

Year ending March 31,	(Millions of yen)
2003	¥ 3,655
2004 and thereafter	7,131
Total	¥ 10,787

b) Lessors' Accounting

Lease income relating to finance lease transactions accounted for as operating leases amounted to ¥10,499 million for the year ended March 31, 2001. The depreciation expense of the leased assets computed by the straight-line method over the respective lease terms and the interest income portion included in the lease income amounted to ¥7,480 million and ¥919 million, respectively, for the year ended March 31, 2001.

19. Derivative transaction

The Bank has entered into various derivative transactions in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates, interest rates and debt security prices.

Information regarding the derivative transactions outstanding at March 31, 2002 is as follows:

Interest-related transactions

	(Millions of yen)		
As of Mar. 31, 2002	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/fixed and pay/floating	¥ 36	¥ 1	¥ 1
Receive/floating and pay/fixed	36	(1)	(1)
Options:			
Caps sold	¥ 500	–	–
(Premium)	(10)	1	9
Caps purchased	500	–	–
(Premium)	(9)	1	(8)
Total	–	–	¥ 1

	(Millions of yen)		
As of Mar. 31, 2001	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/fixed and pay/floating	¥ 96	¥ 4	¥ 4
Receive/floating and pay/fixed	96	(4)	(4)
Options:			
Caps sold	¥ 500		
(Premium)	(13)	5	7
Caps purchased	500		
(Premium)	(12)	5	(6)
Total	–	–	¥ 1

Note: The derivative transactions accounted for as hedges have been excluded from the above table.

Forward exchange contracts to sell and buy foreign currencies, which were accounted for at market value at the balance sheet date, amounted to ¥13,360 and ¥64,492 million at March 31, 2002 and 2001, respectively.

20. Segment Information

The business segment information of the Bank and subsidiaries for the years ended March 31, 2002 and 2001 were as follows:

Year ended March 31, 2002

The Bank's operation includes guarantee and credit card business in addition to banking business. As such operations are immaterial, separate segment information are not disclosed.

The disclosure of geographical segment information has been omitted as total income and total assets of the foreign operations consisted less than 10% of the consolidated totals for the years ended March 31, 2002.

Income from international operations for the year ended March 31, 2002 totaled ¥24,660 million, or 14.7% of consolidated total income.

	(Millions of yen)				
Year ended March 31,2001	Bank	Others	Total	Eliminations and corporate assets	Consolidated
I. Ordinary income generated from business with:					
External customers	**¥ 170,882**	**¥ 18,150**	**¥ 189,032**	**¥ –**	**¥ 189,032**
Internal units	**363**	**8,995**	**9,359**	**(9,359)**	**–**
	171,245	**27,146**	**198,392**	**(9,359)**	**189,032**
Ordinary expenses generated	**302,086**	**26,070**	**328,156**	**(9,329)**	**318,826**
Net loss generated	**¥ (130,840)**	**¥1,076**	**¥ (129,764)**	**¥(30)**	**¥ (129,794)**
II. Assets, depreciation and capital expenditures					
Assets	**¥6,578,761**	**¥ 21,275**	**¥6,600,036**	**¥(16,113)**	**¥6,583,923**
Depreciation	**4,066**	**8,910**	**12,976**	**–**	**12,976**
Capital expenditures	**6,599**	**161**	**6,761**	**–**	**6,761**

The disclosure of geographical segment information has been omitted as total income and total assets of the foreign operations consisted less than 10% of the consolidated totals for the years ended March 31, 2001.

Income from international operations for the year ended March 31, 2001 totaled ¥19,783 million, or 10.4% of consolidated total income.

21. Subsequent event

The following appropriations of retained earnings of the Bank, which have not been reflected in the consolidated financial statements for the year ended March 31, 2002, were approved at a stockholders' meeting held on June 27, 2002:

	(Millions of yen)
Cash dividends (¥2.5 per share)	¥1,586
Bonuses to directors and statutory auditors	50
	¥1,636

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
The Bank of Fukuoka, Ltd.

We have audited the consolidated balance sheets of The Bank of Fukuoka, Ltd. and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of The Bank of Fukuoka, Ltd. and subsidiaries at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 1 to the consolidated financial statements, The Bank of Fukuoka, Ltd. and subsidiaries have adopted new accounting standards for employees' retirement benefits and financial instruments effective the year ended March 31, 2001 and the revised accounting standard for foreign currency transactions effective the year ended March 31, 2002 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

Shin Nihon & Co.

Fukuoka, Japan
June 27, 2002

See Note 1 to the consolidated financial statements which explains the basis of preparing the consolidated financial statements of The Bank of Fukuoka., Ltd. and subsidiaries under Japanese accounting principles and practices.

NON-CONSOLIDATED BALANCE SHEETS

Years ended March 31, 2002 and 2001 The Bank of Fukuoka, Ltd.

	2002	2001	2002
	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars) (Note 2)
Assets			
Cash and due from banks	**¥ 269,554**	¥ 372,099	**$ 2,022**
Call loans	**160,768**	199,692	**1,206**
Monetary receivables bought	**4,886**	958	**36**
Trading assets	**38,618**	24,164	**289**
Money held in trust	**1,801**	16,465	**13**
Securities (Notes 3 and 7)	**1,236,895**	1,046,044	**9,282**
Loans and bills discounted (Note 4)	**4,853,466**	4,754,339	**36,423**
Foreign exchange assets	**2,994**	4,123	**22**
Other assets (Note 6)	**57,887**	57,972	**434**
Premises and equipment (Note 5)	**147,114**	149,298	**1,104**
Deferred tax assets (Note 18)	**79,663**	86,518	**597**
Customers' liabilities for acceptances and guarantees (Note 13)	**109,838**	135,193	**824**
Reserve for possible loan losses	**(226,262)**	(267,413)	**(1,698)**
Reserve for losses on investments	**—**	(792)	**—**
Total assets	**¥ 6,737,226**	¥6,578,663	**$ 50,560**
Liabilities and stockholders' equity			
Liabilities			
Deposits (Notes 7 and 8)	**¥ 5,974,964**	¥5,814,825	**$ 44,840**
Call money	**48,410**	17,047	**363**
Borrowed money	**55,072**	54,967	**413**
Foreign exchange liabilities	**242**	192	**1**
Bonds payable (Note 9)	**26,650**	24,780	**200**
Convertible bonds (Note 9)	**47,417**	47,417	**355**
Other liabilities (Note 10)	**139,878**	147,623	**1,049**
Reserve for employees' retirement benefits (Note 11)	**785**	5,292	**5**
Reserve for possible losses on loans sold (Note 12)	**—**	2,790	**—**
Deferred tax liabilities on land revaluation account	**39,754**	39,961	**298**
Acceptances and guarantees (Note 13)	**109,838**	135,193	**824**
Total liabilities	**6,443,015**	6,290,092	**48,352**
Stockholders' equity			
Common stock (Note 14)	**58,658**	58,658	**440**
Capital surplus (Note 14)	**36,913**	36,913	**277**
Legal reserve (Note 15)	**46,520**	46,203	**349**
Land revaluation account (Note 18)	**55,327**	55,615	**415**
Voluntary reserve	**55,620**	135,396	**417**
Retained earnings (deficit)	**19,508**	(75,457)	**146**
Net unrealized gains on securities (Note 18)	**21,677**	31,239	**162**
Treasury stock (Note 3)	**(15)**	—	**(0)**
Total stockholders' equity	**294,211**	288,570	**2,207**
Total liabilities and stockholders' equity	**¥ 6,737,226**	¥6,578,663	**$ 50,560**

See accompanying notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years ended March 31, 2002 and 2001 The Bank of Fukuoka, Ltd.

	2002	2001	2002
	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars) (Note 2)
Income			
Income from funds under management:			
Interest on loans and bills discounted	¥ 101,719	¥ 109,119	$ 763
Interest and dividends on securities	30,380	28,411	227
Interest on call loans	1,116	1,539	8
Interest on receivables under resale agreements	0	—	0
Interest on bills bought	1	50	0
Interest on money held	2,429	1,591	18
Interest on interest rate swap	761	26	5
Other interest income	275	915	2
Trust fees	2	2	0
Fees and commissions	22,412	22,700	168
Trading income	95	122	0
Other operating income (Note 16)	117	3,762	0
Other income (Note 16)	8,657	27,179	64
Total income	167,969	193,421	1,260
Expenses			
Cost of fund-raising:			
Interest on deposits	7,849	16,057	58
Interest on call money	888	1,056	6
Interest on borrowed money	1,673	1,875	12
Interest on bonds payable	1,611	1,433	12
Interest on convertible bonds	521	521	3
Interest on interest rate swap	10,570	9,023	79
Other interest expenses	8,445	4,842	63
Fees and commissions	6,932	6,980	52
Trading expenses	—	3	—
Other operating expenses (Note 17)	751	3,834	5
General and administrative expenses	76,930	77,506	577
Other expenses (Note 17)	20,257	202,569	152
Total expenses	136,431	325,706	1,023
Income (loss) before income taxes	31,536	(132,284)	236
Provision for income taxes (Note 18):			
Current	124	11,777	0
Deferred	13,019	(67,226)	97
Net (loss) income (Note 19)	18,392	(76,835)	138
Retained earnings (deficit) at beginning of year	(75,457)	6,571	(566)
Transfer from land revaluation account	80,464	524	603
Appropriations			
Legal reserve	317	1,317	2
Voluntary reserve	400	1,176	3
Dividends	3,172	3,172	23
Bonuses to directors and statutory auditors	—	50	—
Total	3,889	5,715	29
Retained earnings (deficit) at end of year (Note 21)	¥ 19,508	¥ (75,457)	$ 146

See accompanying notes to non-consolidated financial statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2002 The Bank of Fukuoka, Ltd.

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying non-consolidated financial statements of The Bank of Fukuoka, Ltd. ("the Bank") have been compiled from the non-consolidated financial statements prepared by the Bank as required under the Securities and Exchange Law of Japan and have been prepared in accordance with accounting principles and practices generally accepted in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

b. Accounting Policies

The accompanying non-consolidated financial statements of the Bank have been prepared on the basis of the same accounting policies as those discussed in Note 1 to the consolidated financial statements. Accordingly, the accompanying non-consolidated financial statements should be read in conjunction with Notes to Consolidated Financial Statements.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥133.25 = U.S.$1, the approximate rate of exchange on March 31, 2002, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at that rate or any other rate.

3. Securities

Securities at March 31, 2002 and 2001 were as follows:

	(Millions of yen)	
	2002	2001
National government bonds	**¥ 397,798**	¥ 425,083
Local government bonds	**47,039**	27,917
Corporate bonds	**269,854**	138,508
Share stocks	**89,403**	106,590
Other securities	**432,817**	347,944
Total	**¥1,236,895**	¥ 1,046,044

Treasury stock was formerly included in 'Stocks.' From this fiscal year, treasury stock is reported at the bottom of stockholders' equity and deducts stockholders' equity in pursuant to the amendment of the disclosure due to issuance of 'the partial revision of the enforcement ordinance for the banking law' on April 19, 2002. As a result, total assets and stockholders' equity decreased by ¥ 15 million, respectively, as compared with the former manner.

4. Loans and Bills Discounted

Loans and bills discounted at March 31, 2002 and 2001 consisted of the following:

	(Millions of yen)	
	2002	2001
Bills discounted	**¥ 115,797**	¥ 145,050
Loans on bills	**696,055**	750,570
Loans on deeds	**3,347,852**	3,126,235
Overdrafts	**693,762**	732,482
Total	**¥4,853,466**	¥ 4,754,339

Loans and bills discounted at March 31, 2002 and 2001 included the following loans:

	(Millions of yen)	
	2002	2001
Loans to borrowers in bankruptcy	**¥ 43,725**	¥ 60,012
Delinquent loans	**292,325**	366,295
Loans past due for three months or more	**606**	98
Restructured loans	**107,691**	99,586
Total	**¥ 444,348**	¥ 525,993

See Note 5 to the consolidated financial statements for the description of these loans.

Total face value of commercial bills and bills of exchange acquired through discounting amounted to ¥116,035 million and ¥145,766 at March 31,2002 and 2001, respectively.

The unused line-of-credit balance relating to overdrafts and loan agreements at Mach 31, 2002 and 2001 amounted to ¥1,597,448 million and ¥1,501,166 million, respctively. See Note 5 to the consolidated financial statements for the description of the line-of-credit agreements.

5. Premises and Equipment

Premises and equipment at March 31, 2002 and 2001 consisted of the following:

	(Millions of yen)	
	2002	2001
Land	**¥ 116,702**	¥ 117,200
Buildings	**67,013**	66,367
Other	**32,465**	32,558
Total	**216,183**	216,125
Accumulated depreciation	**(69,068)**	(66,830)
Net book value	**¥ 147,114**	¥ 149,298

6. Other Assets

Other assets at March 31, 2002 and 2001 consisted of the followings:

	(Millions of yen)	
	2002	2001
Accrued income	**¥ 17,455**	¥ 16,635
Prepaid expenses	**10**	20
Deferred hedge losses	**18,417**	22,158
Other	**22,004**	19,157
Total	**¥ 57,887**	¥ 57,972

7. Pledged Assets

Assets pledged as collateral for deposits of ¥37,330 million and ¥30,860 million at March 2002 and 2001, respectively, were as follows:

	(Millions of yen)	
	2002	2001
Securities	**¥ 175,047**	¥ 135,447

In addition, securities totaling ¥234,657 million and ¥198,607 million were pledged as collateral for settlement of exchange and other or as variation margin at March 31, 2002 and 2001, respectively.

8. Deposits

A breakdown of deposits at March 31, 2002 and 2001 was as follows:

	(Millions of yen)	
	2002	2001
Current deposits	**¥ 52,602**	¥ 76,019
Ordinary deposits	**2,669,135**	2,001,481
Deposits at notice	**43,447**	75,402
Time deposits	**2,653,393**	3,037,436
Negotiable certificates of deposit	**179,346**	250,822
Other deposits	**377,038**	373,661
Total	**¥5,974,964**	¥5,814,825

9. Bonds payable and Convertible bonds

See Note 10 to the consolidated financial statements for the description of these bonds.

10. Other Liabilities

Other liabilities at March 31, 2002 and 2001 consisted of the followings:

	(Millions of yen)	
	2002	2001
Domestic exchange settlement account,credit	**¥ 2,097**	¥ 1,187
Corporation tax	**80**	4,823
Accrued expenses	**9,633**	16,134
Unearned income	**3,011**	3,377
Employees' deposits	**3,306**	3,935
Derivatives other than for trading	**18,417**	22,157
Deposits on securities sold	**68,676**	69,747
Other	**34,656**	26,259
Total	**¥139,878**	¥147,623

11. Retirement Benefit Plans

See Note 11 to the consolidated financial statements for the description of employees' retirement benefit plans.

12. Reserve for possible losses on loans sold

See Note 12 to the consolidated financial statements for the description of reserve for possible losses on loans sold.

13. Acceptance and Guarantees

See Note 13 to the consolidated financial statements for the description of acceptance and guarantees.

14. Common Stock and Capital Surplus

Information with respect to the common stock and capital surplus of the Bank at March 31, 2002 and 2001 is as follows:

The authorized number of shares of common stock was 1.8 billion shares at March 31, 2002 and 2001.

	(Millions of yen)	
	2002	2001
Common stock:		
Balance at beginning of the year	**¥ 58,658**	¥ 58,657
Conversion of convertible bonds	—	1
Balance at end of year	**¥ 58,658**	¥ 58,658
(Shares issued and outstanding	**(634,748**	(634,748
at end of year)	**Thousand shares)**	thousand shares)
Capital surplus:		
Balance at beginning of the year	**¥ 36,913**	¥ 36,912
Conversion of convertible bonds	—	1
Balance at end of year	**¥ 36,913**	¥ 36,913

15. Legal Reserve

Under the Banking Law of Japan, an amount equivalent to at least 20% of cash dividends and other cash appropriations of retained earnings shall be appropriated to the legal reserve from the retained earnings until such reserve equals 100% of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to capital.

16. Other Operating Income and Other Income

The composition of other operating income for the years ended March 31, 2002 and 2001 was as follows:

	(Millions of yen)	
	2002	2001
Other operating income		
Gains on foreign exchange transactions	**¥ 26**	¥ —
Gains on sales of bonds	**90**	3,762
Other	**1**	0
Total	**¥ 117**	¥ 3,762

The components of other income for the years ended March 31, 2002 and 2001 were as follows:

	(Millions of yen)	
	2002	2001
Other income:		
Gains on sales of stocks and other securities	**¥ 151**	¥ 2,524
Gains on money held in trust	**51**	477
Gains on dispositions of premises and equipment	**163**	33
Collection of written-off claims	**8**	35
Gain on contribution of securities to a retirement benefit trust	**—**	22,107
Gain on accrued retirement benefit cost	**5,462**	—
Others	**2,820**	2001
Total	**¥ 8,657**	¥ 27,179

17 Other Operating Expenses and Other Expenses

The composition of other operating expenses for the years ended March 31, 2002 and 2001 was as follows:

	(Millions of yen)	
	2002	2001
Other operating expenses:		
Losses on foreign exchange transactions	**¥ —**	¥ 3,253
Losses on sales of bonds	**404**	360
Losses on redemption of bonds	**288**	107
Derivative costs	**5**	—
Others	**53**	111
Total	**¥ 751**	¥ 3,834

The components of other expenses for the years ended March 31, 2002 and 2001 were as follows:

	(Millions of yen)	
	2002	2001
Other expenses:		
Transfer to reserve for possible loan losses	**¥ 6,412**	¥ 174,526
Loans written-off	**8**	17
Transfer to reserve for possible losses on loan sold	**(64)**	304
Losses on sales of stocks and other securities	**0**	3
Losses on devaluation of stocks and securities	**8,474**	1,238
Losses on money held in trust	**331**	273
Losses on sales and disposal of premises and equipment	**629**	868
Amortization of net retirement benefit obligation at transition	**—**	22,077
Others	**4,464**	3,259
Total	**¥ 20,257**	¥ 202,569

18. Income Taxes

Income taxes applicable to the Bank comprise corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in statutory tax rates of 41.8% for 2002 and 2001.

The significant components of the Bank's deferred tax assets and liabilities as of March 31, 2002 and 2001 were as follows:

	(Millions of yen)	
	2002	2001
Deferred tax assets:		
Reserve for possible loan losses	**¥ 84,250**	¥ 97,644
Reserve for employee retirement benefits	**12,208**	14,537
Devaluation of securities	**4,091**	2,048
Depreciation expenses	**1,826**	–
Other	**2,252**	4,265
	104,629	118,496
Deferred tax liabilities:		
Unrealized gain on securities	**15,575**	22,447
Retirement benefit trust	**8,727**	9,243
Reserve for special depreciation	**394**	287
Other	**267**	
Net deferred tax assets	**¥ 79,663**	¥ 86,518

With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, April 1, 2000) ("the metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross banking profit.

On October 18, 2000, the Bank filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. The Bank won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in the Bank's favor, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to the Bank advance tax payments of ¥14 million and also awarded to the Bank damages of ¥10 million. On March 29, 2002 the metropolitan government lodged an appeal with the Tokyo High Court against the decision.

It is the opinion of the Bank that the metropolitan ordinance is both unconstitutional and illegal. The Bank has asserted this opinion in the courts and the matter is still in litigation. The fact that during this term the Bank has applied the same treatment as in the previous term, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because the Bank has deemed it appropriate at this stage to continue with same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of the Bank either of the constitutionality or of the legality of the metropolitan ordinance.

With the implementation of the municipal ordinance, enterprise taxes relating to banks in Tokyo were recorded in Other Expenses in the amounts of ¥44 million in the previous term, and ¥37 million this term. As a result, these was a respective decrease in Ordinary Profit as compared with the previous standards under which enterprise taxes were levied on income. Moreover, there was a decrease in Current Income Tax Expenses of ¥21 million in the previous term as compared with the previous standards under which enterprise taxes were levied on income. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects there was a decrease in Deferred Tax Assets of ¥106 million as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. These was also a decrease in Deferred Tax Liabilities on Land Reevaluation of ¥53 million, and an increase in the Reevaluation Reserve for Land, Net of Taxes and Net Unrealized Gains / Losses on Securities Available for Sale, Net of Taxes of ¥53 million and ¥20 million, respectively.

With the implementation of the "Municipal Ordinance regarding the imposition of enterprise taxes though external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.131, June 9, 2000) ("the municipal ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross banking profit.

On April 4, 2002 the Bank filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance.

It is the opinion of the Bank that the municipal ordinance is both unconstitutional and illegal. The Bank has asserted this opinion in the Osaka District Court and the matter is still in litigation. The fact that during this term the Bank has applied the accounting treatment for enterprise taxes through external standards taxation on banks in Osaka in accordance with the municipal ordinance, is because the Bank has deemed it appropriate at this stage to apply the same accounting treatment to Osaka as to Tokyo. This accounting treatment does not constitute in any way an admission on the part of the Bank either of the constitutionality or of the legality of the municipal ordinance.

With the implementation of the municipal ordinance, enterprise taxes relating to banks in Osaka were recorded in Other Expenses in the amounts of ¥15 million. As a result, there was a decrease in Ordinary Profit of the same amount as compared with the previous standards under which enterprise taxes were levied on income. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in Deferred Tax Assets of ¥45 million as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. There was also a decrease in Deferred Tax Liabilities on Land Reevaluation of ¥22 million, and an increase in the Reevaluation Reserve for Land, Net of Taxes and Net Unrealized Gains / Losses on Securities Available for Sale, Net of Taxes of ¥22 million and ¥8 million, respectively.

19. Net Income (Loss) per Share

Net income (loss) per share for the years ended March 31, 2002 and 2001 was as follows:

	(Yen)	
	2002	2001
Net income (loss):		
Basic	**¥ 28.97**	¥ (121.04)
Diluted	**25.99**	—

Basic net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the diluted potential of common shares to be issued upon the conversion of convertible bonds.

20. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased assets as of March 31, 2002 and 2001 which would have been reflected in the non-consolidated balance sheet if finance lease accounting had been applied to the finance lease transactions currently accounted for as operating leases:

	(Millions of yen)	
	2002	2001
Equipment:		
Acquisition costs	**¥ 19,067**	¥14,966
Accumulated depreciation	**8,960**	7,136
Net book value	**¥ 10,107**	¥ 7,830

Lease payments relating to finance lease transactions accounted for as operating leases amounted to ¥3,571 million and ¥3,197 million for the year ended March 31, 2002 and 2001, respectively. The depreciation expense of the leased assets computed by the straight-line method over the respective lease terms and the interest expense portion included in the lease payments amounted to ¥3,011 million and ¥534 million, respectively, for the year ended March 31, 2002, and ¥2,548 million and ¥609 million, respectively, for the year ended March 31, 2001.

Future minimum lease payments subsequent to March 31, 2002 for finance lease transactions accounted for as operating leases are summarized as follows:

Year ending March 31,	(Millions of yen)
2003	¥ 3,576
2004 and thereafter	7,061
Total	¥10,637

21. Subsequent Event

The following appropriation of retained earnings, which have not been reflected in the non-consolidated financial statements for the year ended March 31, 2002, were approved at stockholders' meeting held on June 27, 2002:

	(Millions of yen)
Cash dividends (¥2.50 per share)	¥ 1,586
Bonuses to directors and statutory auditors	50
Reserve for special depreciation	15,645
	¥17,281

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
The Bank of Fukuoka, Ltd.

We have audited the non-consolidated balance sheet of The Bank of Fukuoka, Ltd. as of March 31, 2002 and 2001, and the related non-consolidated statements of operations and retained earnings (deficit) for the years then ended, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying non-consolidated financial statements, expressed in yen, present fairly the financial position of The Bank of Fukuoka, Ltd. at March 31, 2002 and 2001, and the results of its operations for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 1 to the non-consolidated financial statements, The Bank of Fukuoka, Ltd. has adopted new accounting standards for employees' retirement benefits and financial instruments effective the year ended March 31, 2001 and the revised accounting standard for foreign currency transactions effective the year ended March 31, 2002 in the preparation of its non-consolidated financial statements.

The U.S. dollar amounts in the accompanying non-consolidated financial statements are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the non-consolidated financial statements.

Shinnihon & Co.

Fukuoka, Japan
June 27, 2002

See Note 1 to the non-consolidated financial statements which explains the basis of presentation of the non-consolidated financial statements of The Bank of Fukuoka., Ltd. under Japanese accounting principles and practices.

COMPANY DATA

BOARD OF DIRECTORS AND AUDITORS

Chairman
Ryoji Tsukuda

President
Kiyoshi Teramoto

Deputy President
Masaaki Tani

Senior Managing Director
Kazunori Shibuta

Managing Directors
Yoshiji Okamoto
Isamu Ueda
Kazuo Oniki
Seiji Yamauchi
Osamu Suematsu
Yoshiyuki Terahara
Masazumi Tsuru

Directors
Kazutoshi Nakamura
Yukuo Osada
Minoru Katsuno
Shozo Koga
Kenji Hayashi
Osamu Obata
Jun Tanaka

Standing Auditors
Setsuya Yukimasa
Minoru Ohno
Junichirou Kotabe

Auditors
Hiroo Nagano
Hidemi Ashizuka

(As of July 2002)

HEAD OFFICE

13-1, Tenjin 2-chome, Chuo-ku,
Fukuoka 810-8727, Japan
Phone: 092-723-2131

BUSINESS ADMINISTRATION DIVISION

13-1, Tenjin 2-chome, Chuo-ku,
Fukuoka 810-8727, Japan

International Planning Department
Phone: 092-723-2591 Fax: 092-716-3180

Trade & Foreign Investment Consultation Center
Phone: 092-723-2591 Fax: 092-716-3180

BUSINESS AFFAIRS ADMINISTRATION DIVISION

13-1, Tenjin 2-chome, Chuo-ku,
Fukuoka 810-8727, Japan

Trade & Foreign Business Operations Center
Phone: 092-723-2442 Fax: 092-711-1746
SWIFT Address: FKBKJPJT

TREASURY DIVISION

8-7, Yaesu 2-chome, Chuo-ku,
Tokyo 104-0028, Japan
SWIFT Address: FKBKJPJT

Funds & Securities Group
Phone: 03-3242-6935 Fax: 03-3242-6923

Trading Department
Phone: 03-3242-6931 Fax: 03-3242-6923

Treasury Management Department
Treasury Risk Management Group
Phone: 03-3242-6913 Fax: 03-3242-6918

Treasury Administration Group
Phone: 03-3242-6930 Fax: 03-3242-6918

OVERSEAS OFFICES

Hong Kong Representative Office
3101 Alexandra House, 16-20, Chater Road,
Central, Hong Kong, S.A.R., P.R.C.
Phone: 2524-2169 Fax: 2845-9250

Seoul Representative Office
Samsung Life Building, 20th Floor, 150,
2-ka, Taepyung-ro, Chung-ku, Seoul, Korea
Phone: 2-319-0367 Fax: 2-319-0369

Shanghai Representative Office
Room 2010, Shanghai International
Trade Center, 2201 Yan-an Road (West),
Shanghai, P.R.C.
Phone: 21-6219-4570 Fax: 21-6219-5614

Dalian Representative Office
Room 622,623 Furama Hotel,
Dalian, 60 Renmin Road,
Dalian, P.R.C.
Phone: 411-282-3643 Fax: 411-282-3644

Number of Offices	
Domestic:	
Fukuoka Prefecture	154
Other districts	17
International:	
Hong Kong/Seoul/Shanghai/Dalian	4
Total	175

(As of July 2002)

THE BANK OF FUKUOKA, LTD.

http://www.fukuokabank.co.jp